International Curator Resources Ltd



~~Canadian Gold Hunter Corp.~~
2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.intlcurator.com


06014624

June 16, 2006


SEC MAIL
RECEIVED
PROCESSING
JUN 2 2 2006
WASH, D.C.
190
SECTION

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated June 16, 2006

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

CANADIAN GOLD HUNTER CORP.

Sophia Shane,
Corporate Development

PROCESSED
JUN 2 3 2006
THOMSON
FINANCIAL

Enc.

CANADIAN GOLD HUNTER CORP.

2101 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.canadiangoldhunter.com

NEWS RELEASE

CANADIAN GOLD HUNTER MOBILIZES CREW TO GJ COPPER/GOLD PROJECT, NW B.C.

June 16, 2006 (CGH – TSX) ... Canadian Gold Hunter Corp. (the "Company") is pleased to announce that field crews have mobilized to the GJ project base camp in northwestern B.C. to prepare for the imminent start-up of the summer drill program. A drill crew is expected to arrive on June 19 and drilling will commence shortly thereafter using a core rig that has been stored on the property over the winter. A second rig and crew will be mobilized from Smithers to the property within the next 7-10 days.

A total of 15,000 meters of core drilling in approximately 40 holes is planned for the 2006 summer program on the GJ property. The bulk of the drilling will focus on expanding resources in the Donnelly Zone, which has been defined over an E-W length of 1,500 meters and remains open at both extremities and at depth. Deep drilling will start at the west end of the zone, where DDH 05-076, the last hole of the 2005 campaign, intersected 47 meters grading 0.83% Cu and 1.32 g/t Au in an intensely altered quartz-vein stockwork. A limited amount of in-fill drilling will be undertaken on the zone to convert all remaining inferred resources to the indicated status. In addition, several reconnaissance holes will be drilled on I.P. targets north of the Donnelly Zone. The Company is fully funded to carry out the 2006 program, which is budgeted at about $3,000,000.

J. E. Christoffersen, P. Eng., a Qualified Person pursuant to NI 43-101, has reviewed the contents and technical information contained in this news release. Drill samples are analyzed for gold by fire assay and for copper by atomic absorption, by ALS Chemex in North Vancouver, B. C., Canada.

ON BEHALF OF THE BOARD

"Richard J. Bailes"
President

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842